Exhibit 99.1

KEY UNITED STATES PATENT GRANTED FOR CELL-BASED TREATMENT OF RHEUMATOID

ARTHRITIS AND OTHER RHEUMATIC CONDITIONS

New York, USA, and Melbourne, Australia; 24 March 2016 : Mesoblast Limited (ASX:MSB; Nasdaq:MESO) today announced that the United States Patent and Trademark Office has granted a key patent covering the use of the Company’s proprietary Mesenchymal Precursor Cells (MPCs) for the treatment or prevention of a broad range of rheumatic conditions, including rheumatoid arthritis.

The granted US Patent No. 9,265,796, entitled ‘Method of treatment or preventing rheumatic disease’, provides Mesoblast with commercial rights in the United States through to July 4 2032. Further patent term extension may occur along with regulatory exclusivity extensions.

The granted claims cover the use of cell populations enriched for MPCs, defined as STRO-1 positive multipotential cells, which have been isolated from any tissue source and which may have been culture-expanded, for the treatment of various rheumatic diseases, including rheumatoid arthritis, osteoarthritis, psoriatic arthritis, ankylosing spondylitis, sacroiliitis, enteric arthritis, and Reiter’s syndrome. Additionally, the granted claims cover the use of these cell populations to reduce levels of inflammatory cytokines TNF-alpha, interleukin-6, and interleukin-17, all established mediators of inflammatory arthritis in rheumatic diseases.

MPCs secrete potent immunomodulatory and anti-inflammatory factors and are thought to mediate their effects on inflammatory joint conditions by inhibiting multiple cytokine pathways implicated in joint inflammation of rheumatic diseases.

This granted patent underpins the value of Mesoblast’s commercial strategy for developing an effective cell-based therapy for rheumatoid arthritis and other inflammatory joint conditions.

The Company recently announced top-line results from the first cohort of its ongoing Phase 2 trial in rheumatoid arthritis patients who have previously failed one or more biologic agents. A single intravenous infusion of the lower dose of Mesoblast’s proprietary MPC product candidate, MPC-300-IV, was safe and resulted in early and sustained clinical responses. The second cohort evaluating a higher dose of MPC-300-IV has now fully enrolled. Results from both cohorts are expected to be reported in Q3 CY 2016.

Mesoblast has more than 661 patents or patent applications across at least 72 patent families which provide substantial competitive advantages for the commercial development of cell-based therapeutic products using mesenchymal lineage cells.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SIGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Global Head of Corporate Communications

Mesoblast Limited

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SIGAPORE 138668 T +65 6570 0635 F +65 6570 0176